

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2019

Michael P. O'Hara
Chief Financial Officer
Armada Hoffler Properties, Inc.
222 Central Park Avenue, Suite 2100
Virginia Beach, VA 23462

      Re: Armada Hoffler Properties, Inc.
          Form 10-K for the year ended December 31, 2018
          Filed February 28, 2019
          File No. 001-35908

Dear Mr. O'Hara:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Real Estate and
                                 Commodities